Correspondence

Gemco Minerals, Inc.
#203 - 20189 56th Avenue
Langley, British Columbia V3A 3Y6
1-866-848-2940

March 3, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Karl Hiller Branch Chief Tel: 202 551 3686 Fax: 703-813-6982

Dear Sirs:

Re:	Gemco Minerals, Inc.
Amendment to Form 10-KSB for the Fiscal Year Ended May 31, 2008
Filed August 27, 2008 and
Amendment to Form 10-Q for the Fiscal Quarter Ended August 31, 2008
Filed January 12, 2009
File No. 000-51523

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of February 10, 2009. A paper copy of the amended filing marked to show changes has been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Form 10-KSB filed for the Fiscal Year Ended May 31, 2008

General

1.	We have labeled our prior year Balance Sheet, Statement of Operations and Statement of Cash Flow as “restated” and provided all relevant disclosures as required by paragraph 26 of SFAS 154 in Note 11 to the financial statements.

We filed a Form 8-K to comply with reporting obligations under Item 4.02 of Form 8-K as a result of the restatement on February 23, 2009.

Consolidated Statements of Cash Flow, page F-4

2.	We have made revisions for the following points:

•	the multiple non-cash items have been removed from the Consolidated Statements of Cash Flow.
•	the non-cash mortgage transaction has been also been removed from the Consolidated Statements of Cash Flow.

We have also revised the amounts of cash used in operating activities to the amounts presented in the restated Consolidated Statements of Cash Flow.

Statement of Stockholders’ Equity, page F-5

3.	The write-down of notes payable has been revised to be included in the net loss for the year

4.	Reporting of the non-controlling interest has been revised to appear on the Balance sheet below total liabilities.

Note 3 – Investments, page F-12

5.	The recorded price of $0.37 per share was the value assigned to the asset received for the 750,000 common shares issued in exchange for the $300,000 face value mortgage on the appraised real property. In consideration of the mortgage being a third charge registered on the property, the company accepted $275,000 as a fair discounted value for the consideration received, for the computed share price of $0.37 per share ($275,000/750,000). We have deleted the word “deemed” as it is confusing.

The $14,502 interest generated on the mortgage was disclosed in the notes to the financial statements. The income statement has been revised to record the interest income and the offsetting impairment of the receivable. At the time the transaction was originally recorded management anticipated liquidating the mortgage in a short time-frame and believed it would be a conservative measure, and applicable to reflect the interest in the income statement at the time of such disposal of the asset and in conjunction with any gain or loss realized.

Note 7 – Notes Payable – Related Parties, page F-13

6.	A roll forward schedule that details the activity of notes 7(a) and 7(b) from their original issuance to their recorded balance as of May 31, 2008 is attached. The Note 7 has also been revised with the correction denoted in bold italics below:

Notes Payable – Related Parties

(a) On January 15, 2007, the Company issued a promissory note to a director of the Company for proceeds of $88,961 (CDN$99,636). The note is unsecured, due interest of 12% per annum, and due on demand. On January 26, 2007, $44,643 (CDN$50,000) was converted into common shares of the Company, and on January 31, 2008 $30,000 (CDN$30,000) was also converted into common shares of the Company. During the period between January 16, 2007 to May 31, 2008, the principal balance of the note has decreased by $5,641 (CDN $6,618). At May 31, 2008, principal balance of $83,319 (CDN$93,018) and accrued interest of $13,543 (CDN$15,148) remained outstanding.

(b) On January 15, 2007, the Company issued a promissory note to a principal of the Company for proceeds of $100,833 (CDN$112,933). The note is unsecured, due interest of 12% per annum, and due on demand. On January 26, 2007, $44,643 (CDN$50,000) was converted into common shares of the Company, and on January 31, 2008 $30,000 (CDN$30,000) was also converted into common shares of the Company. During the period between January 16, 2007 to May 31, 2008, the principal balance of the note has increased by $38,589 (CDN $40,299). At May 31, 2008, principal balance of $139,423 (CDN$153,232) and accrued interest of $21,708 (CDN$23,988) remained outstanding.

Note 8 – Notes Payable, page F-13

7.	We have expanded the footnote disclosure to further clarify that the notes payable were no longer liabilities of the company because of the tolling of the statute of limitation under the laws of the Province of British Columbia. We have added the following language (new language in bold italics):

“Between 2000 and 2004, the Company issued promissory notes for proceeds of $402,329 (CDN$459,540). The notes are unsecured, due interest ranging from 0-18% per annum, and due on demand. At November 30, 2007, the Company determined notes payable in its wholly owned subsidiary should have been written off during the year ended May 31, 2007 in the amount of $365,753 (CDN$391,209) because the notes payable passed the limits of the statute of limitations under the laws of the Province of British Columbia as to collectability. Accordingly, the Company restated the May 31, 2007 notes payable for said amount. At May 31, 2008, the principal balance of $107,940 (CDN$107,185) and accrued interest of $97,831 (CDN$97,146) remained outstanding.”

Note 9(c) – Common Stock, page F-14

8.	EITF Issue 1 states the following:

“The Task Force reached a consensus that the issuer should measure the fair value1 of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following: 1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or 2. The date at which the counterparty’s performance is complete.” Neither of these events has occurred in the opinion of the management of the Company.

The shares were issued to satisfy the terms of an agreement for the assignment of mineral rights, under which said shares are to be issued in trust and may only be released upon satisfaction of certain conditions. The shares were recorded at $300.00 par value with an offsetting amount in additional paid-in capital, as the conditions have not been realized to date and therefore the Company has not released the shares from trust. If in the event the conditions are realized in the future, the shares will be released. At that point the measurement event will have occurred and the Company will recognize the expense based upon the value of the shares as of that date.

Paragraph 10 of SFAS 128 states: “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Outstanding common shares that are contingently returnable (that is, subject to recall) shall be treated in the same manner as contingently issuable shares.” Accordingly, we have included these contingently issued shares in the outstanding shares for purposes of the computation of loss per share on the restated statement of operations.

Note 9(e) – Common Stock, page F-14

9.	The issuance of the 150,000 shares as a finder’s fee is included in the amount of 375,000 shares as “Common Shares Issued for Services Rendered” on the Statement of Stockholder’s Equity.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 36

10.	We have revised and added disclosure to further clarify this item.

Controls and Procedures

11.	We have revised and added disclosure to further clarify this item.

12.	We have revised and added disclosure to further clarify this item.

Form 10-Q filed for the Fiscal Quarter Ended August 31, 2008

Legal Procedures, page 9

13.	The matters were not disclosed in our annual report as they were being assessed for validity and it was an oversight not to have made disclosure regardless. We did, however, make disclosure of this in the 10Q in the following quarter ended August 31, 2008, and have now added disclosure on this matter under Legal Proceedings in the Amended 10-KSB accordingly. Management retained legal counsel on this matter and filed a statement of defense. There was no impairment determined for this as management believes this was a frivolous attempt made to annul the mortgage and has legal concurrence that Gemco Minerals Inc. has a bona fide transaction for value.

Controls and Procedures, page 9

14.	We have revised and added disclosure to further clarify this item.

Engineering Comments

Form 10-KSB filed for the Fiscal Year Ended May 31, 2008

Location and Access, page 10

15.	A map has been devised with the multiple features and inserted in the document.

Mount Burns, page 11

16.	Disclosure on reporting the results of sampling and chemical analyses has been amended as black lined within this section.

Mexican Operation, Other Mining Properties, page 18

17.	Disclosure of information on these properties have been revised for further clarification and compliance with Industry Guide 7.

Sincerely,

Gemco Minerals, Inc.

By:	/s/ "Dorlyn Evancic"
Dorlyn Evancic, CFO

Attachment

Gemco Minerals Inc. - Supporting Schedule for F/S May 31/08 Note 7

Related Parties - Notes Payable		Note 1	Note 2	Total	Note 1	Note 2	Total
		CDN	CDN	CDN	USD	USD	USD
Open Amount	Jan/07	112,933.15	99,635.91	212,569.06	100,833.17	88,960.63	$189,793.80
Conversion	Jan 26/07	(50,000.00)	(50,000.00)	(100,000.00)	(44,642.86)	(44,642.86)	$(89,285.71)
Net Transactions	Jan-May/07	49,075.88	30,078.23	79,154.11	43,357.08	26,573.22	$69,930.30
Interest 12%	Jan-May/07	5,600.45	3,985.71	9,586.16	4,978.05	3,544.95	$8,523.00

Total Balance	May 31/07	$117,609.48	$83,699.85	$201,309.33	$104,525.44	$74,435.95	$178,961.39

Open Amount	Jun 1/08	117,609.48	83,699.85	201,309.33	104,525.44	74,435.95	$178,961.39
Conversion	Jan 31/08	(30,000.00)	(30,000.00)	(60,000.00)	(30,000.00)	(30,000.00)	$(60,000.00)
Net Transactions	Jun-May/08	65,622.45	39,317.82	104,940.27	64,897.22	38,883.31	$103,780.53
Interest 12%	Jun-May/08	18,387.83	11,162.12	29,549.95	16,730.72	9,998.31	$26,729.03

Total Balance	May 31/08	$171,619.76	$104,179.79	$275,799.55	$156,153.38	$93,317.57	$249,470.95

Principal Balance	May 31/08	$153,231.93	$93,017.67	$246,249.60	$139,422.66	$83,319.26	$222,741.92
Increase	From Jan/07	40,298.78	(6,618.24)	33,680.54	38,589.49	(5,641.38)	32,948.12

Accrued Interest	to May 31/08	$23,988.28	$15,147.83	$39,136.11	$21,708.77	$13,543.26	$35,252.03